Exhibit 99.1

Niu Technologies Provides Second Quarter 2026 Sales Volume Update

BEIJING, China, July 3, 2026 – Niu Technologies (“NIU” or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provided its sales volume results for the second quarter of 2026.

	2Q 2026	2Q 2025	1H 2026	1H 2025
China Market	402,202	318,719	650,140	501,784
International Markets	32,485	31,371	46,171	51,619
Total	434,687	350,090	696,311	553,403

In the second quarter of 2026, NIU sold 434,687 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. Sales in the China and international markets were 402,202 and 32,485 units, respectively.

In China, sales volume increased by over 25% year-over-year, driven by continued demand for our core models and recent new product launches. During the quarter, we continued to advance our intelligent mobility strategy through deeper ecosystem collaboration with leading technology companies, integrating AI-enabled riding features into more practical riding scenarios and further strengthening the smart riding experience. Our NX 2026 model, positioned as a preferred long-range electric motorcycle, resonated strongly with consumers, reflecting market recognition of its real-world range and overall value proposition.

In overseas markets, we maintained a disciplined operating approach amid an uneven external environment, with a continued focus on improving operational efficiency and prioritizing key markets to support sustainable long-term development.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the Company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

E-mail: ir@niu.com